UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40212

Connect Biopharma Holdings Limited

(Translation of registrant’s name into English)

Science and Technology Park

East R&D Building, 3rd Floor

6 Beijing West Road, Taicang

Jiangsu Province, China 215400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Connect Biopharma Holdings Limited (the “Company” or “Connect Biopharma”) has updated its corporate presentation by posting the presentation to the Company’s website, www.connectbiopharm.com. The Company plans to use its website to disseminate future updates to its corporate presentation and does not intend to furnish a Form 6-K report alerting investors each time the presentation is updated.

The Company’s corporate presentation includes the following updated pipeline chart:

Figure 1. Connect Biopharma’s pipeline

Figure 1 above shall be deemed to be incorporated by reference into the registration statements on Form F-3 and S-8 (Registration Nos. 333-264340 and 333-254524, respectively) of the Company and to be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

Forward-Looking Statements

The Company cautions that statements included in this report that are not a description of historical facts are forward-looking statements. Words such as “may,” “could,” “will,” “would,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “intend,” “predict,” “seek,” “contemplate,” “look forward,” “potential,” “continue” or “project” or the negative of these terms or other comparable terminology are intended to identify forward-looking statements. These statements include the Company’s plans to advance the development of its product candidates, expected data readouts and trial initiations, and seek partnerships for the future development of CBP-307. The inclusion of forward-looking statements shall not be regarded as a representation by Connect Biopharma that any of its plans will be achieved. Actual results may differ from those set forth in this report due to the risks and uncertainties inherent in the Connect Biopharma business and other risks described in the Company’s filings with the Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F filed with the SEC on March 31, 2022, and its other reports. Investors are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof, and the Company undertakes no obligation to revise or update this report to reflect events or circumstances after the date hereof. Further information regarding these and other risks is included in Connect Biopharma’s filings with the SEC which are available from the SEC’s website (www.sec.gov) and on Connect Biopharma’s website (www.connectbiopharm.com) under the heading “Investors.” All forward-looking statements are qualified in their entirety by this cautionary statement. This caution is made under the safe harbor provisions of Section 21E of the Private Securities Litigation Reform Act of 1995.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 5, 2022		CONNECT BIOPHARMA HOLDINGS LIMITED

	By	/s/ Steven Chan
	Name:	Steven Chan
	Title:	Chief Financial Officer